Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	First Quarter Ended	Fiscal Year Ended
	June 20, 2015 (16 weeks)	February 28, 2015 (53 weeks)	February 22, 2014 (52 weeks)	February 23, 2013(1) (52 weeks)	February 25, 2012(2) (52 weeks)	February 26, 2011(3) (52 weeks)
Earnings (loss) from continuing operations before income taxes	$101	$185	$18	$(416)	$(138)	$(253)
Less net earnings attributable to noncontrolling interests	(3)	(7)	(7)	(10)	(13)	(7)
Net overdistributed earnings of less than fifty percent owned affiliates	1	—	1	1	—	—
Fixed charges	71	281	444	313	295	279
Amortized capitalized interest	—	(1)	(1)	(4)	(6)	(8)
Earnings (loss) available to cover fixed charges	$170	$458	$455	$(116)	$138	$11

Interest expense	59	244	407	272	251	235
Capitalized interest	—	1	1	4	6	8
Interest on operating leases	12	36	36	37	38	36
Total fixed charges	$71	$281	$444	$313	$295	$279

Excess (deficiency) of earnings to fixed charges	$99	$177	$11	$(429)	$(157)	$(268)
Ratio of earnings to fixed charges	2.39	1.63	1.02	N/A	N/A	N/A

N/A represents a ratio of less than one.
(1)         The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2013 due to $227 of non-cash asset impairment and other charges before tax, administrative expenses related to divested NAI operations, $36 of severance costs before tax, $22 of store closure charges and costs before tax, $22 of non-cash unamortized financing costs before tax and $6 of non-cash intangible asset impairment charges before tax, offset in part by $10 in a cash settlement received from credit card companies before tax.
(2)         The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2012 due to administrative expenses related to divested NAI operations, $92 of non-cash goodwill impairment charges before tax and severance costs of $15 before tax.
(3)         The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2011 due to administrative expenses related to divested NAI operations, $110 of non-cash goodwill impairment charges before tax, $49 of store closure charges and retail market exit charges and costs before tax and $38 of charges for severance, labor buyout and other costs before tax.